                                                                      EXHIBIT 1

                                                IMMEDIATELY

                                                              PHILIP F. SCHULTZ
                                                              (513) 721-7010


            EAGLE-PICHER HOLDINGS ANNOUNCES ITS FIRST QUARTER RESULTS


         Cincinnati, Ohio - March 13 - Eagle-Picher Holdings, Inc. (the "Company"), the parent company of Eagle-Picher Industries, Inc., announced today that sales for the quarter ended February 28, 2001 were $177.8 million compared to $221.8 million for the quarter ended February 29, 2000. Operating income and pre-tax loss for the quarter ended February 28, 2001 were $6.9 million and ($3.2) million, respectively, compared to operating income and pre-tax income of $34.8 million and $21.6 million, respectively, for the quarter ended February 29, 2000. Comparability of these two periods was affected by the Company's divestiture of its Ross Aluminum Foundries, MARCO, Fluid Systems, Rubber Molding and Cincinnati Industrial Machinery Divisions in 2000, and the Company's receipt in the first quarter of 2000 of $16 million from an insurance settlement. Excluding sales, operating income and pre-tax income attributable to these items and to the Company's Machinery Segment, which is being marketed for sale and will be accounted for as a discontinued operation, sales, operating income and pre-tax loss were $164.0 million, $8.6 million and ($0.6) million, respectively, for the first quarter of fiscal 2001 compared to sales, operating income and pre-tax income of $171.9 million, $11.3 million and $0.6 million, respectively, for the same period in 2000. The primary difference between operating income and pre-tax income is interest expense.

                                      #####